SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 8)*


                                TELOS CORPORATION
    -------------------------------------------------------------------------
                                (Name of Issuer)


     12% Cumulative Exchangeable Redeemable Preferred Stock, $.01 par value
    -------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    8796B200
    -------------------------------------------------------------------------
                                 (CUSIP Number)


                                Andrew R. Siegel
                         Costa Brava Partnership III, LP
                           237 Park Avenue, Suite 900
                            New York, New York 10017
                                 (212) 692-6395
    -------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                December 28, 2005
    -------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

                                                                    Page 2 of 29
                                  SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Costa Brava Partnership III, LP
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                                  7    SOLE VOTING POWER
NUMBER OF                                                        506,811
SHARES                            ----------------------------------------------
BENEFICIALLY                      8    SHARED VOTING POWER
OWNED BY                                                         0
EACH                              ----------------------------------------------
REPORTING                         9    SOLE DISPOSITIVE POWER
PERSON                                                           506,811
WITH                              ----------------------------------------------
                                  10   SHARED DISPOSITIVE POWER
                                                                 0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     506,811
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
                                                                             [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                    Page 3 of 29
                                  SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Roark, Rearden & Hamot, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                                  7    SOLE VOTING POWER
NUMBER OF                                                        0
SHARES                            ----------------------------------------------
BENEFICIALLY                      8    SHARED VOTING POWER
OWNED BY                                                         506,811
EACH                              ----------------------------------------------
REPORTING                         9    SOLE DISPOSITIVE POWER
PERSON                                                           0
WITH                              ----------------------------------------------
                                  10   SHARED DISPOSITIVE POWER
                                                                 506,811
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     506,811
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
                                                                             [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                    Page 4 of 29
                                  SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Seth W. Hamot
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
                                  7    SOLE VOTING POWER
NUMBER OF                                                        0
SHARES                            ----------------------------------------------
BENEFICIALLY                      8    SHARED VOTING POWER
OWNED BY                                                         506,811
EACH                              ----------------------------------------------
REPORTING                         9    SOLE DISPOSITIVE POWER
PERSON                                                           0
WITH                              ----------------------------------------------
                                  10   SHARED DISPOSITIVE POWER
                                                                 506,811
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     506,811
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
                                                                             [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                    Page 5 of 29
                                  SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     White Bay Capital Management, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                                  7    SOLE VOTING POWER
NUMBER OF                                                        0
SHARES                            ----------------------------------------------
BENEFICIALLY                      8    SHARED VOTING POWER
OWNED BY                                                         506,811
EACH                              ----------------------------------------------
REPORTING                         9    SOLE DISPOSITIVE POWER
PERSON                                                           0
WITH                              ----------------------------------------------
                                  10   SHARED DISPOSITIVE POWER
                                                                 506,811
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     506,811
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
                                                                             [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                    Page 6 of 29
                                  SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Andrew R. Siegel
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
                                  7    SOLE VOTING POWER
NUMBER OF                                                        14,476
SHARES                            ----------------------------------------------
BENEFICIALLY                      8    SHARED VOTING POWER
OWNED BY                                                         506,811
EACH                              ----------------------------------------------
REPORTING                         9    SOLE DISPOSITIVE POWER
PERSON                                                           14,476
WITH                              ----------------------------------------------
                                  10   SHARED DISPOSITIVE POWER
                                                                 506,811
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     521,287
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                         AMENDMENT NO. 8 to SCHEDULE 13D

         This amendment ("Amendment No. 8") amends the Schedule 13D previously filed on March 25, 2005, and amended by Amendment No. 1 filed on May 9, 2005 and further amended by Amendment No. 2 filed on June 6, 2005, and further amended by Amendment No. 3 filed on July 13, 2005, and further amended by Amendment No. 4 filed on September 13, 2005, and further amended by Amendment No. 5 filed on September 26, 2005, and further amended by Amendment No. 6 filed on October 18, 2005, and further amended by Amendment No. 7 filed on November 14, 2005 (collectively, the "Schedule"), by Costa Brava Partnership III, LP ("Costa Brava"), Roark, Rearden & Hamot, LLC ("Roark"), Seth W. Hamot ("Hamot"), White Bay Capital Management, LLC ("White Bay"), and Andrew R. Siegel ("Siegel") with the Securities and Exchange Commission with respect to the 12% Cumulative Exchangeable Redeemable Preferred Stock, $0.01 par value ("Redeemable Preferred Stock") of Telos Corporation, a Maryland corporation (the "Issuer"). All defined terms refer to terms defined herein or in the Schedule. This Amendment No. 8 speaks only as of its date. Costa Brava, Roark, Mr. Hamot, White Bay and Mr. Siegel are collectively referred to herein as the "Reporting Persons". The
Schedule is amended only to the extent set forth below:

ITEM 4   PURPOSE OF TRANSACTION

         Item 4. Purpose of Transaction appearing in the Schedule is hereby amended and supplemented to add the following:

         On December 28, 2005, Warner Stevens, L.L.P. ("Warner Stevens"), as counsel to, and on behalf of, Costa Brava, delivered to each of David Borland, Norman P. Byers, Langhorne A. Motley and Malcolm M.B. Sterrett, in their capacity as members of the Audit Committee of the Issuer's Board of Directors (the "Audit Committee"), an individually addressed copy of a letter in which Costa Brava, among other things, demanded that the Audit Committee take certain actions (the "Warner Stevens Audit Committee Demand Letter"). A copy of the form of Warner Stevens Audit Committee Demand Letter is filed herewith and attached hereto as Exhibit 99.6 and incorporated herein by reference. Any descriptions herein of the Warner Stevens Audit Committee Demand Letter are qualified in their entirety by reference to the Warner Stevens Audit Committee Demand Letter.

         On December 28, 2005, Warner Stevens, as counsel to, and on behalf of, Costa Brava, delivered to each of Geoffrey B. Baker, David F. Borland, Norman P. Byers, Fred Charles Ikle, Robert J. Marino, Langhorne A. Motley, Malcolm M.B. Sterrett, Bruce J. Stewart and John B. Wood, in their capacity as members of the Issuer's Board of Directors (the "Board"), an individually addressed copy of a letter in which Costa Brava, among other things, demanded that the Board take certain actions (the "Warner Stevens Board Demand Letter"). A copy of the form of Warner Stevens Board Demand Letter is filed herewith and attached hereto as Exhibit 99.7 and incorporated herein by reference. Any descriptions herein of the Warner Stevens Board Demand Letter are qualified in their entirety by reference to the Warner Stevens Board Demand Letter.

         On December 28, 2005, Warner Stevens, as counsel to, and on behalf of, Costa Brava, delivered to John P. Wood, in his capacity as the Issuer's Chief Executive Officer ("Wood"), and Michele Nakazawa, in her capacity as the Issuer's Chief Financial Officer ("Nakazawa"), an individually addressed copy of a letter in which Costa Brava, among other things, demanded that Wood and Nakazawa take certain actions (the "Warner Stevens CEO/CFO Demand Letter"). A copy of the form of Warner Stevens CEO/CFO Demand Letter is filed herewith and attached hereto as Exhibit
         99.8 and incorporated herein by reference. Any descriptions herein of the Warner Stevens CEO/CFO Demand Letter are qualified in their entirety by reference to the Warner Stevens CEO/CFO Demand Letter.

         On December 28, 2005, Warner Stevens, as counsel to, and on behalf of, Costa Brava, sent to Thomas L. Owsley, in his capacity as a newly-appointed member of the Board, a letter with regard to his appointment to the Board and to the newly-constituted Special Litigation Committee of the Board (the "Owsley Letter"). A copy of the Owsley Letter is filed herewith and attached hereto as Exhibit 99.9 and incorporated herein by reference. Any descriptions herein of the Owsley Letter are qualified in their entirety by reference to the Owsley Letter.

         As of the date of this Amendment No. 8, except as otherwise set forth in the Warner Stevens Audit Committee Demand Letter, the Warner Stevens Board Demand Letter, the Warner Stevens CEO/CFO Demand Letter, the Owsley Letter and the Schedule, none of the Reporting Persons has any present plan or intention which may result in, or relate to, any of the actions described in subparagraphs (a) through (j) of Item 4 of
         Schedule 13D.

ITEM 7   MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1         Joint Filing Agreement
         Exhibit 99.1 Letter dated May 3, 2005 to the Committee of Independent Directors of the Board of Directors of the Issuer*
         Exhibit 99.2      Costa Brava Letter dated June 30, 2005*
         Exhibit 99.3 Letter dated September 20, 2005 to Mr. Joel Flax, Partner in Charge, Goodman & Company, LLP*
         Exhibit 99.4 Complaint filed in the Circuit Court for Baltimore City in the State of Maryland on October 17, 2005*
         Exhibit 99.5      Goodman Letter dated November 11, 2005*
         Exhibit 99.6 Form of Warner Stevens Audit Committee Demand Letter dated December 27, 2005
         Exhibit 99.7 Form of Warner Stevens Board Demand Letter dated December 27, 2005
         Exhibit 99.8 Form of Warner Stevens CEO/CFO Demand Letter dated December 27, 2005
         Exhibit 99.9      Owsley Letter dated December 27, 2005

         *  Filed with an earlier version of this Schedule 13D.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 8 to the Schedule 13D is true, complete and correct.


Dated:  December 28, 2005              COSTA BRAVA PARTNERSHIP III, LP

                                       By:  Roark, Rearden & Hamot, LLC
                                            Its General Partner

                                       By:  /s/ SETH W. HAMOT
                                            ------------------------------------
                                            Name:  Seth W. Hamot
                                            Title: Manager


                                       ROARK, REARDEN & HAMOT, LLC

                                       By:  /s/ SETH W. HAMOT
                                            ------------------------------------
                                            Name:  Seth W. Hamot
                                            Title: Manager


                                       /s/  SETH W. HAMOT
                                       -----------------------------------------
                                       Seth W. Hamot


                                       WHITE BAY CAPITAL MANAGEMENT, LLC

                                       By:  /s/ ANDREW R. SIEGEL
                                            ------------------------------------
                                            Name:  Andrew R. Siegel
                                            Title: Manager


                                       /s/  ANDREW R. SIEGEL
                                       -----------------------------------------
                                       Andrew R. Siegel

                                  EXHIBIT INDEX
                                  -------------

Exhibit 1         Joint Filing Agreement, dated as of December 28, 2005

Exhibit 99.1 Letter dated May 3, 2005 to the Committee of Independent Directors of the Board of Directors of the Issuer*

Exhibit 99.2      Costa Brava Letter dated June 30, 2005*

Exhibit 99.3 Letter dated September 20, 2005 to Mr. Joel Flax, Partner in Charge, Goodman & Company, LLP*

Exhibit 99.4 Complaint filed in the Circuit Court for Baltimore City in the State of Maryland on October 17, 2005*

Exhibit 99.5      Goodman Letter dated November 11, 2005*

Exhibit 99.6 Form of Warner Stevens Audit Committee Demand Letter dated December 27, 2005

Exhibit 99.7      Form of Warner Stevens Board Demand Letter dated December
                  27, 2005

Exhibit 99.8      Form of Warner Stevens CEO/CFO Demand Letter dated
                  December 27, 2005

Exhibit 99.9      Owsley Letter dated December 27, 2005

*  Filed with an earlier version of this Schedule 13D.

                       EXHIBIT 1 - JOINT FILING STATEMENT

         Pursuant to Rule 13d-1(k)(1), we, the undersigned, hereby express our agreement that the Amendment No. 8 to Schedule 13D for Telos Corporation is filed on behalf of each of us. This agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

Dated:  December 28, 2005              COSTA BRAVA PARTNERSHIP III, LP

                                       By:  Roark, Rearden & Hamot, LLC
                                            Its General Partner

                                       By:  /s/ SETH W. HAMOT
                                            ------------------------------------
                                            Name:  Seth W. Hamot
                                            Title: Manager


                                       ROARK, REARDEN & HAMOT, LLC

                                       By:  /s/ SETH W. HAMOT
                                            ------------------------------------
                                            Name:  Seth W. Hamot
                                            Title: Manager


                                       /s/  SETH W. HAMOT
                                       -----------------------------------------
                                       Seth W. Hamot


                                       WHITE BAY CAPITAL MANAGEMENT, LLC

                                       By:  /s/ ANDREW R. SIEGEL
                                            ------------------------------------
                                            Name:  Andrew R. Siegel
                                            Title: Manager


                                       /s/  ANDREW R. SIEGEL
                                       -----------------------------------------
                                       Andrew R. Siegel

                                                                    EXHIBIT 99.6

  Form of Warner Stevens Audit Committee Demand Letter dated December 27, 2005

                      [Letterhead of Warner Stevens L.L.P.]


December 27, 2005

Name and Address of
Audit Committee Member

Re:      Telos Corporation
         -----------------


Dear Mr. __________,

We represent Costa Brava Partnership III, L.P. ("CBIII"), with regard to their ownership of certain instruments denominated "12% Cumulative Exchangeable Redeemable Preferred Stock" ("ERPS") of Telos Corporation ("Telos"). Our client filed a lawsuit against you entitled Costa Brava Partnership III, L.P. v. Telos Corporation et al. in the Circuit Court for Baltimore City, Cause No. 24-C--05-009296.

As part of our client's investigation into Telos' recent and historical financial disclosures, CBIII retained the services of an independent accounting firm to review Telos' filings with the Securities Exchange Commission ("SEC"). Their investigation--still in its early stages--has so far revealed two significant material misstatements in Telos' filings with the SEC, leading to one inexorable conclusion:.

Telos has made and continues to make material misstatements in its public disclosures.

Accordingly, CBIII demands that you take immediate steps, discussed in detail below, to investigate Telos' accounting procedures, its relationship with its auditors Goodman & Company, LLP ("Goodman") and the actions of Telos' Chief Executive Officer John B. Wood and Chief Financial Officer Michele Nakazawa, whose signatures certified Telos' materially misstated SEC filings.

I. Material misstatement of ERPS dividend accrual

For the fiscal years of 1992 through 1994, and for the dividend payable June 1, 1995, Telos accrued undeclared dividends on the ERPS in the form of additional shares of the ERPS. During these periods, more than 1.5 million undistributed dividends accrued on the ERPS in the form of additional shares of ERPS. Telos' financial statements filed with the SEC wrongfully do not account for these additional undistributed shares of ERPS at their current mandatory redemption value at $10 per share. Furthermore, Telos' financials wrongfully fail to account for the accrual of mandatory dividends on these undistributed ERPS shares.

The reported value of the ERPS on Telos' current balance sheet thus materially understates the mandatory financial obligation of the ERPS by more than $30 million.

To satisfy its obligations under both Generally Accepted Accounting Principles ("GAAP") and Generally Accepted Auditing Standards ("GAAS"), Telos should have fully disclosed these undistributed shares. If properly accrued and presented in

Telos' financial statements, the liability should have included: (1) the issue price of the ERPS shares; (2) the accretion necessary to amortize the difference between the issue price and the redemption price over the period of time from issuance to the stated maturity dates; (3) the issue price of the declared stock dividends; (4) the related accretion; (5) the issue price of the stock dividends that would have been declared had Telos done so in lieu of the cash dividends that it did not pay; and (6) the related accretion. In short, all of Telos' obligations with respect to the ERPS should have been accrued and presented on Telos' balance sheet. Telos and its auditors chose not to reveal this information to the SEC or to the public at large.

Among other possible legal consequences, this material misstatement constitutes a violation of the Public Company Accounting Reform and Investor Protection Act of 2002 ("Sarbanes-Oxley"). To address these concerns, and in accordance with the provisions of Sarbanes-Oxley, CBIII demands that within 30 days the Audit Committee take the following actions:

    (1) Conduct a full investigation of the accounting irregularities described above in relation to undistributed dividends of the ERPS in the form of additional shares of the ERPS that accrued during the period of fiscal year 1992 through June 1995;
    (2) Issue restated financial statements for Telos for 2004 and year-to-date statements for 2005;
    (3) Recover any cash bonuses to John B. Wood, as well as any other incentive-based or equity-based compensation made to Mr. Wood from Telos in the previous 12 months, including but not limited to any stock options granted to Mr. Wood;
    (4) Recover any profits realized by Mr. Wood from the sale of securities of Telos within the past 12 months;
    (5) Recover any cash bonuses paid to Michele Nakazawa, as well as any other incentive-based or equity-based compensation made to Ms. Nakazawa from Telos in the past 12 months, including but not limited to any stock options granted to Ms. Nakazawa; and
    (6) Recover any profits realized by Ms. Nakazawa from the sale of securities of Telos within the past 12 months.

II. Material misstatement of ERPS balance sheet classification

Beginning with its 2004 Form 10-K and continuing through its June 30, 2005 Form 10-Q ("June 30 10-Q") Telos disclosed that it would not be able to meet the mandatory redemption schedule set forth in the terms of the ERPS. These same disclosures invoke Statement of Financial Accounting Standards No. 6 ("SFAS 6") in an attempt to exchange Telos' short-term obligation to redeem and pay accrued dividends on the ERPS into a long-term obligation. Telos' proposed justification for this treatment remained unclear until its June 30 10-Q. Telos announced that it could exchange the ERPS into specially-created junior debentures authorized by the terms of the ERPS ("Exchange Debentures") which supposedly were not due for payment until 2009.

Telos' epiphany that it could exchange the ERPS into Exchange Debentures to avoid its short-term obligations was, at best, disingenuous. Telos knew that there was no difference between the redemption schedules and dividend payment dates of the ERPS and the Exchange Debentures. Prior to Telos' new statements regarding the Exchange Debentures, Telos had already publicly represented in its 2004 10-K that:

         On any dividend payment date after November 21, 1991, [Telos] may exchange the [ERPS], in whole or in part, for [Exchange
         Debentures] that are redeemable upon terms substantially similar to the [ERPS] . . . . (December 31, 2004 10-K, Note 7: Redeemable
         Preferred Stock, emphasis added)

Telos made similar statements equating the repayment terms of the ERPS and the Exchange Debentures in every single one of its 10-Ks for the past 15 years.

It was only after CBIII questioned Telos' SFAS 6 election and Exchange Debenture strategy in a letter (and in a subsequently-filed Form SC 13D/A) to Goodman that Telos seriously considered whether its treatment of the ERPS was appropriate.

Interestingly, Telos reversed its misstatements with respect to reclassifying the ERPS obligation. In its September 30, 2005 Form 10-Q (filed late on November 21, 2005 due to "pending matters under review with the Company's independent accountants and attorneys") Telos acknowledged that it "correctly classified the entirety of its obligation to redeem the [ERPS] as a long-term obligation, but that the specific basis previously stated for such conclusion was not correct." Specifically, Telos recanted its previous justification for the long-term treatment of the obligation because the redemption of the Exchange Debentures, exactly like the redemption schedule of the ERPS, would require an initial redemption payment in December 2005, constituting a short-term liability.

In correcting its first mistake, Telos then made a second mistake by citing a new, and equally erroneous justification for its long-term treatment of the ERPS obligations. Telos referred to a Senior Credit Facility Agreement with Wells Fargo Foothill, Inc. (the "Credit Facility") which supposedly prohibits any redemption of payment of dividends on any Telos stock so long as the Credit Facility is outstanding and unpaid. Telos argued the Credit Facility prohibits redemption of the ERPS and payment of dividends for more than twelve months, and thus its ERPS-related obligations are properly considered long-term.

Telos' reasoning does not make logical sense. Telos points to Accounting Research Bulletin No. 43 ("ARB 43") and argues that its obligations on the ERPS are not "due and payable," either because it cannot make the required December 2005 redemption of the ERPS or pay accrued dividends on those shares due to restrictions in the Credit Facility, or because it does not have the requisite "legally available funds" under Maryland law.

Whether or not the Credit Facility or Maryland law requires Telos to delay payment on the ERPS is completely irrelevant to the accounting treatment of those obligations. Telos is required by the terms of the ERPS themselves to redeem those shares and pay accrued dividends as of December 2005. Telos' intent and ability to pay is irrelevant for the purposes of analyzing whether or not there is an obligation to pay, and when that obligation comes due.(1) Telos' absurd justification in its 10-Q, if taken to its logical extreme, would suggest that Telos need not even classify the ERPS as a liability on its balance sheet unless and until the Credit Facility expires and Telos has legally available funds to redeem the ERPS and pay accrued dividends. The fact that Telos does not go this far illustrates the dangerous inconsistency in its treatment of the
ERPS: namely Telos' concession that its ERPS-related obligations are, in fact, liabilities under SFAS 150.

--------------------
(1) Telos made similar arguments before with respect to the ERPS, and they were rejected as "nonsensical." In a 1998 lawsuit (Telos Corporation v. Cede & Co., U.S. District Court for the Eastern District of Virginia, Civ. No. 97-439-A) Telos argued that the ERPS holders did not have the right to elect their Class D directors (as provided for in the terms of the securities), because Telos had not defaulted on its payments to the ERPS holders. Telos argued that even though it had failed to make any payments of dividends on the ERPS, it was not in default because Telos did not have legally available funds under Maryland law, and therefore the dividends on the ERPS were not due and owing in such a way as to trigger the election of the Class D directors. The court unequivocally disagreed with Telos and held that Telos' dividend arrearages on the ERPS were due and owing, regardless of Telos ability to pay those dividends as a result of its lack of available funds under Maryland law.

Second, Telos' arguments under Financial Accounting Standards Board Statement No. 78 ("FASB 78") are grossly misplaced. SFAS 78 applies only to "callable obligations," which are obligations that are "long-term obligations that are or will be callable by the creditor either because the debtor's violation of a provision of the debt agreement at the balance sheet date makes the obligation callable or because the violation, if not cured within a specified grace period, will make the obligation callable." As discussed above, the ERPS are not long-term obligations but rather short-term obligations, and the redemption and accrued dividend payment obligations arise on behalf of the ERPS holders without any need for them to "call."

CBIII is deeply disturbed by Telos new justifications to improperly reclassify the ERPS on Telos' balance sheet, neither of which provides a rationale consistent with GAAP and GAAS. GAAP require that a company's financial disclosures must fully and fairly present the results and financial position of the issuer. Telos and Goodman's attempt to divert attention from what is clearly, by the terms ERPS, a mandatory short-term obligation to redeem and pay accrued dividends on the ERPS, amounts to a wrongful attempt to defeat the overriding fairness principle of GAAP.

Telos recently received the final report from a so-called "independent committee on capital restructuring" whose purpose was to investigate possible resolutions of Telos' failure to redeem the ERPS and to pay the accrued dividends on those shares. On November 3, 2005 Telos' Board of Directors accepted the recommendation of the independent committee to pursue a restructure or repurchase of the ERPS at a "significant discount." Our client believes it is significant that the two material misstatements in Telos' financial statements identified above both relate to the value of the ERPS, and would serve to reduce the value of the ERPS in any negotiation of such a "significant discount."

Such a course of action directly benefits the common stockholders of Telos at the expense of the more senior ERPS holders. Telos' Board of Directors approved this strategy despite the fact that many of the Telos' directors are common stockholders, therefore exacerbating the intractable conflict of interest between Telos' Board of Directors and the ERPS holders as first acknowledged in a February 18, 1994 13E--3 filed with the SEC stating that a "holder [such as any officer or director of Telos] of any class of Common Stock could be deemed to have interests which conflict with those of the holders of [ERPS]." CBIII also believes it is significant that the two executive officers who certified the materially misstated Telos financial statements have an admitted conflict of interest with the ERPS holders, yet nevertheless certified financial statements that materially misstated the ERPS position to the financial benefit of those same executive officers.

The continuing problems with Telos' public financial statements demand your immediate attention.

In addition to the demands already made by CBIII on Telos' Board of Directors, our client demands that within 30 days from the date of this letter, you take the following actions:

    (7) Conduct a full investigation into the matters presented above, specifically the ERPS dividend accrual and the ERPS balance sheet classification;
    (8) Conduct a full investigation into the actions of John B. Wood and Michele Nakazawa;
    (9) Conduct a full investigation into whether Mr. Wood and Ms. Nakazawa have demonstrated the necessary competence and integrity to continue in their positions as CEO and CFO respectively, particularly in light of their involvement in the preparation, filing and certification of financial statements which materially misrepresent the financial condition of Telos;

    (10) Bring these and any other questionable accounting practices to the attention of the Special Litigation Committee; and
    (11) Issue restated financial statements for Telos for 2004 and year-to-date statements for 2005.

You, the other members of the Audit Committee of Telos, and Goodman are hereby on notice that Telos' public financial disclosures filed with the SEC contain serious material misstatements. You are also hereby on notice that Telos' CEO and CFO have knowingly certified public financial disclosures containing material misstatements that favor their own interests and the interests of the Board of Directors of Telos over those of the more senior ERPS holders. Accordingly, you should request the immediate resignation of John P. Wood and Michele Nakazawa. CBIII will vigorously pursue additional claims against you in the event that (1) Telos fails to issue corrected, restated financial disclosures as requested above, and (2) new material misstatements and/or fraudulent statements are discovered in Telos' SEC filings.

While our client believes it has no obligation to make a formal demand on Telos before bringing these additional claims, our client nevertheless hereby makes its formal demand in the event that a court should determine such a demand to be necessary.

A failure to respond to CBIII, to take appropriate measures as enumerated above and to report such actions in detail to us no later than 30 days from receipt of this letter will result in our client pursuing appropriate legal and equitable relief.



Very truly yours,


---------------------------
Lewis T. Stevens

                                                                    EXHIBIT 99.7

       Form of Warner Stevens Board Demand Letter dated December 27, 2005

                      [Letterhead of Warner Stevens L.L.P.]


December 27, 2005

VIA DHL OVERNIGHT
-----------------

Name and Address of
Member of Board of Directors

Re:      Telos Corporation
         -----------------


Dear Mr. __________:

We represent Costa Brava Partnership III, L.P. ("CBIII"), with regard to their ownership of certain instruments denominated "12% Cumulative Exchangeable Redeemable Preferred Stock" ("ERPS") of Telos Corporation ("Telos"). Our client filed a lawsuit against you entitled Costa Brava Partnership III, L.P. v. Telos Corporation et al. in the Circuit Court for Baltimore City, Cause No. 24-C--05-009296.

On behalf of CBIII we previously delivered to you a letter demanding action on several matters also referenced in an attached lawsuit. CBIII cited numerous instances of apparent violations of your duty of good faith. Specifically, you authorized bonus payments and other discretionary income payments to certain executives while claiming insufficient funds to pay mandatory dividends on the ERPS. You also authorized inflated interest payments to Telos' largest shareholder, John Porter, while you claimed insufficient funds to pay mandatory dividends on the ERPS. We received no response from you, and you have taken no serious action in response to the demands enumerated in our client's letter. In the four sections below, CBIII cites further reasons why your actions and omissions continue to lack the good faith required by Maryland law.

I. Improper Board additions.

In October 2005 Telos improperly added Mr. Bruce J. Stewart as a member of Telos' Board of Directors. According to Telos' by-laws (which you and the other directors presumably have read), the Board of Directors is initially capped at 6 members, and additional directors may only be appointed by resolution adopted by the affirmative vote of a majority of the whole Board of Directors. Upon information and belief, there was no vote appointing Mr. Stewart as a member of the Board, and there was no vote increasing the number of Telos' directors. There is no mention whatsoever of a Board vote in the Form 8-K which disclosed the appointment of Mr. Stewart. The inexplicable failure to adhere to Telos' organizational principles constitutes another flagrant violation of your fiduciary duties to the corporation.

The subsequent appointment of Mr. Thomas L. Owsley to the Board of Directors--again without the requisite majority vote--further illustrates your disregard for Telos' corporate procedures and notions of fair play.

Almost four months after our client first contacted you with demands for action, you and the other members of the Board of Directors finally created a Special Litigation Committee to "investigate, review, and analyze the allegations made" in our client's lawsuit against you. You then appointed Mr. Stewart, a named defendant in the lawsuit and an improperly appointed Board member as discussed above, to this supposed independent fact-finding committee. Mr. Stewart's obvious and fundamental conflict of interest in investigating his own actions cannot be cured. Rather than a good-faith effort to investigate our client's claims, this belated "action" is more likely a futile attempt to manufacture arguments for any motions to dismiss you may file. The Special Litigation Committee, hopelessly confounded by the management of named defendants, is as inappropriate as it is overdue.

In addition to the demands already made by CBIII on Telos' Board of Directors, our client demands that within 30 days from the date of this letter, you take the following actions:

    (1)  Remove Mr. Stewart from the Special Litigation Committee;
    (2) Clarify that Mr. Stewart and Mr. Owsley are not duly appointed members of Telos' Board of Directors;
    (3) Prohibit Mr. Stewart's and Mr. Owsley's participation in any future meetings of Telos' Board of Directors and Telos' Special Litigation Committee; and
    (4) Take any remedial action necessary to redress any prior action by Mr. Stewart and Mr. Owsley as members of Telos' Board of Directors or participation by Mr. Stewart or Mr. Owsley as members of Telos' Board of Directors.

II. Material misstatement of ERPS dividend accrual

As part of our client's investigation into Telos' recent and historical financial disclosures, CBIII retained the services of an independent accounting firm to review Telos' filings with the Securities Exchange Commission ("SEC"). Their investigation--still in its early stages--has so far revealed two significant material misstatements in Telos' filings with the SEC, leading to one inexorable conclusion:

Telos has made and continues to make material misstatements in its public disclosures.

For the fiscal years of 1992 through 1994, and for the dividend payable June 1, 1995, Telos accrued more than 1.5 million undistributed, undeclared dividends on the ERPS in the form of additional shares of ERPS. Telos' financial statements filed with the SEC wrongfully do not account for these additional undistributed shares of ERPS at their current mandatory redemption value at $10 per share. Furthermore, Telos' financials wrongfully fail to account for the accrual of mandatory dividends on these undistributed ERPS shares.

The reported value of the ERPS on Telos' current balance sheet thus materially understates the mandatory financial obligation of the ERPS by more than $30 million.

To satisfy its obligations under both Generally Accepted Accounting Principles ("GAAP") and Generally Accepted Auditing Standards ("GAAS"), Telos should have fully disclosed these undistributed shares. If properly accrued and presented in Telos' financial statements, the liability should have included: (1) the issue price of the ERPS shares; (2) the accretion necessary to amortize the difference between the issue price and the redemption price over the period of time from issuance to the stated maturity dates; (3) the issue price of the declared stock dividends; (4) the related accretion; (5) the issue price of the stock dividends that would have been declared had Telos done so in lieu of the cash dividends that it did not pay; and (6) the related accretion. In short, all of Telos' obligations with respect to the ERPS should have been accrued and presented on Telos' balance sheet. Telos and its auditors chose not to reveal this information to the SEC or to the public at large.

Among other likely legal consequences, this material misstatement constitutes a violation of the Public Company Accounting Reform and Investor Protection Act of 2002 ("Sarbanes-Oxley"). To address these concerns, and in accordance with the provisions of Sarbanes-Oxley, CBIII demands that within 30 days the Board of Directors take the following actions:

    (5) Conduct a full investigation of the accounting irregularities described above in relation to undistributed dividends of the ERPS in the form of additional shares of the ERPS that accrued during the period of fiscal year 1992 through June 1995;
    (6) Issue restated financial statements for Telos for 2004 and year-to-date statements for 2005;
    (7) Recover any cash bonuses to John B. Wood, as well as any other incentive-based or equity-based compensation made to Mr. Wood from Telos in the previous 12 months, including but not limited to any stock options granted to Mr. Wood;
    (8) Recover any profits realized by Mr. Wood from the sale of securities of Telos within the past 12 months;
    (9) Recover any cash bonuses paid to Michele Nakazawa, as well as any other incentive-based or equity-based compensation made to Ms. Nakazawa from Telos in the past 12 months, including but not limited to any stock options granted to Ms. Nakazawa; and
    (10) Recover any profits realized by Ms. Nakazawa from the sale of securities of Telos within the past 12 months.

III. Material misstatement of ERPS balance sheet classification

Beginning with its 2004 Form 10-K and continuing through its June 30, 2005 Form 10-Q ("June 30 10-Q") Telos disclosed that it would not be able to meet the mandatory redemption schedule set forth in the terms of the ERPS. These same disclosures invoke Statement of Financial Accounting Standards No. 6 ("SFAS 6") in an attempt to exchange Telos' short-term obligation to redeem and pay accrued dividends on the ERPS into a long-term obligation. Telos' proposed justification for this treatment remained unclear until its June 30 10-Q. Telos announced that it could exchange the ERPS into specially-created junior debentures authorized by the terms of the ERPS ("Exchange Debentures") which supposedly were not due for payment until 2009.

Telos' epiphany that it could exchange the ERPS into Exchange Debentures to avoid its short-term obligations was, at best, disingenuous. Telos knew that there was no difference between the redemption schedules and dividend payment dates of the ERPS and the Exchange Debentures. Prior to Telos' new statements regarding the Exchange Debentures, Telos had already publicly represented in its 2004 10-K that:

         On any dividend payment date after November 21, 1991, [Telos] may exchange the [ERPS], in whole or in part, for [Exchange
         Debentures] that are redeemable upon terms substantially similar to the [ERPS] . . . . (December 31, 2004 10-K, Note 7: Redeemable
         Preferred Stock, emphasis added)

Telos made similar statements equating the repayment terms of the ERPS and the Exchange Debentures in every single one of its 10-Ks for the past 15 years.

It was only after CBIII questioned Telos' SFAS 6 election and Exchange Debenture strategy in a letter (and in a subsequently-filed Form SC 13D/A) to Telos' auditors Goodman & Company, LLP ("Goodman") that Telos seriously considered whether its treatment of the ERPS was appropriate.

Interestingly, Telos reversed its misstatements with respect to reclassifying the ERPS obligation. In its September 30, 2005 Form 10-Q (filed late on November 21, 2005 due to "pending matters under review with the Company's independent accountants and attorneys") Telos acknowledged that it "correctly classified the entirety of its obligation to redeem the [ERPS] as a long-term obligation, but that the specific basis previously stated for such conclusion was not correct." Specifically, Telos recanted its previous justification for the long-term treatment of the obligation because the redemption of the Exchange Debentures, exactly like the redemption schedule of the ERPS, would require an initial redemption payment in December 2005, constituting a short-term liability.

In correcting its first mistake, Telos then made a second mistake by citing a new, and equally erroneous justification for its long-term treatment of the ERPS obligations. Telos referred to a Senior Credit Facility Agreement with Wells Fargo Foothill, Inc. (the "Credit Facility") which supposedly prohibits any redemption or payment of dividends on any Telos stock so long as the Credit Facility is outstanding and unpaid. Telos argued the Credit Facility prohibits redemption of the ERPS and payment of dividends for more than twelve months, and thus its ERPS-related obligations are properly considered long-term.

Telos' reasoning does not make logical sense. Telos points to Accounting Research Bulletin No. 43 ("ARB 43") and argues that its obligations on the ERPS are not "due and payable," either because it cannot make the required December 2005 redemption of the ERPS or pay accrued dividends on those shares due to restrictions in the Credit Facility, or because it does not have the requisite "legally available funds" under Maryland law.

Whether or not the Credit Facility or Maryland law requires Telos to delay payment on the ERPS is completely irrelevant to the accounting treatment of those obligations. Telos is required by the terms of the ERPS themselves to redeem those shares and pay accrued dividends as of December 2005. Telos' intent and ability to pay is irrelevant for the purposes of analyzing whether or not there is an obligation to pay, and when that obligation comes due.(1) Telos' absurd justification in its latest 10-Q, if taken to its logical extreme, would suggest that Telos need not even classify the ERPS as a liability on its balance sheet unless and until the Credit Facility expires and Telos has legally available funds to redeem the ERPS and pay accrued dividends. The fact that Telos does not go this far illustrates the dangerous inconsistency in its treatment of the ERPS: namely Telos' concession that its ERPS-related obligations are, in fact, liabilities under SFAS 150.

--------------------
(1) Telos made similar arguments before with respect to the ERPS, and they were rejected as "nonsensical." In a 1998 lawsuit (Telos Corporation v. Cede & Co., U.S. District Court for the Eastern District of Virginia, Civ. No. 97-439-A) Telos argued that the ERPS holders did not have the right to elect their Class D directors (as provided for in the terms of the securities), because Telos had not defaulted on its payments to the ERPS holders. Telos argued that even though it had failed to make any payments of dividends on the ERPS, it was not in default because Telos did not have legally available funds under Maryland law, and therefore the dividends on the ERPS were not due and owing in such a way as to trigger the election of the Class D directors. The court unequivocally disagreed with Telos and held that Telos' dividend arrearages on the ERPS were due and owing, regardless of Telos ability to pay those dividends as a result of its lack of available funds under Maryland law.

Second, Telos' arguments under Financial Accounting Standards Board Statement No. 78 ("FASB 78") are grossly misplaced. SFAS 78 applies only to "callable obligations," which are obligations that are "long-term obligations that are or will be callable by the creditor either because the debtor's violation of a provision of the debt agreement at the balance sheet date makes the obligation callable or because the violation, if not cured within a specified grace period, will make the obligation callable." As discussed above, the ERPS are not long-term obligations but rather short-term obligations, and the redemption and accrued dividend payment obligations arise on behalf of the ERPS holders without any need for them to "call."

CBIII is deeply disturbed by Telos new justifications to improperly reclassify the ERPS on Telos' balance sheet, neither of which provides a rationale consistent with GAAP and GAAS. GAAP require that a company's financial disclosures must fully and fairly present the results and financial position of the issuer. Telos and Goodman's attempt to divert attention from what is clearly, by the terms ERPS, a mandatory short-term obligation to redeem and pay accrued dividends on the ERPS, amounts to a wrongful attempt to defeat the overriding fairness principle of GAAP.

In addition to the demands already made by CBIII on Telos' Board of Directors, our client demands that within 30 days from the date of this letter, you take the following actions:

    (11) Conduct a full investigation into the matters presented above, specifically the ERPS dividend accrual and the ERPS balance sheet classification;
    (12) Bring these and any other questionable accounting practices to the attention of the Special Litigation Committee;
    (13) Request the immediate resignation of John B. Wood and Michele Nakazawa;
    (14) Conduct a full investigation into the prior actions of Wood and Nakazawa;
    (15) Conduct a full investigation into whether Mr. Wood and Ms. Nakazawa have demonstrated the necessary competence and integrity to continue in their positions as CEO and CFO respectively, particularly in light of their involvement in the preparation, filing and certification of financial statements which materially misrepresent the financial condition of Telos; and
    (16) Issue restated financial statements for Telos for 2004 and year-to-date statements for 2005.

IV. Conflicts of Interest

Telos recently received the final report from a so-called "independent committee on capital restructuring" whose purpose was to investigate possible resolutions of Telos' failure to redeem the ERPS and to pay the accrued dividends on those shares. On November 3, 2005 Telos' Board of Directors accepted the recommendation of the independent committee to pursue a restructure or repurchase of the ERPS at a "significant discount." Our client believes it is significant that the two material misstatements in Telos' financial statements identified above both relate to the value of the ERPS, and would serve to reduce the value of the ERPS in any negotiation of such a "significant discount."

Such a course of action directly benefits the common stockholders of Telos at the expense of the more senior ERPS holders. Telos' Board of Directors approved this strategy despite the fact that many of Telos' directors are common stockholders, therefore exacerbating the intractable conflict of interest between Telos' Board of Directors and the ERPS holders as first acknowledged in a February 18, 1994 13E--3 filed with the SEC stating that a "holder [such as any officer or director of Telos] of any class of Common Stock could be deemed to have interests which conflict with those of the holders of [ERPS]." CBIII also believes it is significant that the two executive officers who certified the materially misstated Telos financial statements have an admitted conflict of interest with the ERPS holders, yet nevertheless certified financial statements that materially misstated the ERPS position to the financial benefit of those same executive officers.

These same conflicts of interest are evidenced in the wrongful appointment of Mr. Stewart and Mr. Owsley to the Board of Directors in response to CBIII's lawsuit. Mr. Stewart and Mr. Owsley were not appointed in accordance with Telos' established procedures. On the back of these wrongful appointments, the Board established a suspect Special Litigation Committee headed by a defendant to the lawsuit that is supposedly being investigated. All the while Telos' officers and directors who are common shareholders benefit from materially misstated financial disclosures at the expense of the more senior ERPS holders.

Telos is required to indemnify its directors and officers only in instances where the director or officer has acted in good faith. These continuing conflicts of interest and lack of good faith exhibited by Telos' officers and directors vitiates any obligation of Telos to indemnify its officers and directors from harm with respect to CBIII's lawsuit against them.

In addition to the demands already made by CBIII on Telos' Board of Directors, our client demands that within 30 days from the date of this letter, you take the following actions:

    (17) Deny any request by any officer or director of Telos for indemnification from harm with respect to CBIII's lawsuit against them; and
    (18) Deny any request by any officer or director of Telos to submit this matter to Telos' insurance carrier for indemnification coverage.

While our client believes it has no obligation to make a formal demand on Telos before bringing these additional claims, our client nevertheless hereby makes its formal demand in the event that a court should determine such a demand to be necessary.

A failure to respond to CBIII, to take appropriate measures as enumerated above and to report such actions in detail to us no later than 30 days from receipt of this letter will result in our client pursuing appropriate legal and equitable relief.


Very truly yours,


-----------------------------
Lewis T. Stevens

                                                                    EXHIBIT 99.8

      Form of Warner Stevens CEO/CFO Demand Letter dated December 27, 2005

                      [Letterhead of Warner Stevens L.L.P.]

December 27, 2005

Name and Address

Re:      Telos Corporation
         -----------------


Dear Mr. Wood, Ms. Nakazawa:

We represent Costa Brava Partnership III, L.P. ("CBIII"), with regard to their ownership of certain instruments denominated "12% Cumulative Exchangeable Redeemable Preferred Stock" ("ERPS") of Telos Corporation ("Telos"). Our client filed a lawsuit against you entitled Costa Brava Partnership III, L.P. v. Telos Corporation et al. in the Circuit Court for Baltimore City, Cause No. 24-C--05-009296.

On behalf of CBIII we previously delivered to you a letter demanding action on several matters also referenced in an attached lawsuit. CBIII cited numerous instances of apparent violations of your duty of good faith. Specifically, you authorized bonus payments and other discretionary income payments to certain executives while claiming insufficient funds to pay mandatory dividends on the ERPS. You also authorized inflated interest payments to Telos' largest shareholder, John Porter, while you claimed insufficient funds to pay mandatory dividends on the ERPS. Our client received no response from you, and you have taken no serious action in response to the demands enumerated in our letter. In the three sections below, CBIII cites further reasons why your actions and omissions continue to lack the good faith required by Maryland law.

I. Material misstatement of ERPS dividend accrual

As part of our client's investigation into Telos' recent and historical financial disclosures, CBIII retained the services of an independent accounting firm to review Telos' filings with the Securities Exchange Commission ("SEC"). Their investigation--still in its early stages--has so far revealed two significant material misstatements in Telos' filings with the SEC, leading to one inexorable conclusion:.

Telos has made and continues to make material misstatements in its public disclosures, which by your signature are certified to be in compliance with the Public Company Accounting Reform and Investor Protection Act of 2002 ("Sarbanes-Oxley").

For the fiscal years of 1992 through 1994, and for the dividend payable June 1, 1995, Telos accrued more than 1.5 million undistributed, undeclared dividends on the ERPS in the form of additional shares of the ERPS. Telos' financial statements filed with the SEC wrongfully do not account for these additional undistributed shares of ERPS at their current mandatory redemption value at $10 per share. Furthermore, Telos' financials wrongfully fail to account for the accrual of mandatory dividends on these undistributed ERPS shares.

The reported value of the ERPS on Telos' current balance sheet, certified by your signature, thus materially understates the mandatory financial obligation of the ERPS by more than $30 million.

To satisfy its obligations under both Generally Accepted Accounting Principles ("GAAP") and Generally Accepted Auditing Standards ("GAAS"), Telos should have fully disclosed these undistributed shares. If properly accrued and presented in Telos' financial statements, the liability should have included: (1) the issue price of the ERPS shares; (2) the accretion necessary to amortize the difference between the issue price and the redemption price over the period of time from issuance to the stated maturity dates; (3) the issue price of the declared stock dividends; (4) the related accretion; (5) the issue price of the stock dividends that would have been declared had Telos done so in lieu of the cash dividends that it did not pay; and (6) the related accretion. In short, all of Telos' obligations with respect to the ERPS should have been accrued and presented on Telos' balance sheet. Telos and its auditors chose not to reveal this information to the SEC or to the public at large.

II. Material misstatement of ERPS balance sheet classification

Beginning with its 2004 Form 10-K and continuing through its June 30, 2005 Form 10-Q ("June 30 10-Q") Telos disclosed that it would not be able to meet the mandatory redemption schedule set forth in the terms of the ERPS. These same disclosures invoke Statement of Financial Accounting Standards No. 6 ("SFAS 6") in an attempt to exchange Telos' short-term obligation to redeem and pay accrued dividends on the ERPS into a long-term obligation. Telos' proposed justification for this treatment remained unclear until its June 30 10-Q. Telos announced that it could exchange the ERPS into specially-created junior debentures authorized by the terms of the ERPS ("Exchange Debentures") which supposedly were not due for payment until 2009.

Telos' epiphany that it could exchange the ERPS into Exchange Debentures to avoid its short-term obligations was, at best, disingenuous. Telos knew that there was no difference between the redemption schedules and dividend payment dates of the ERPS and the Exchange Debentures. Prior to Telos' new statements regarding the Exchange Debentures, Telos had already publicly represented in its 2004 10-K that:

         On any dividend payment date after November 21, 1991, [Telos] may exchange the [ERPS], in whole or in part, for [Exchange
         Debentures] that are redeemable upon terms substantially similar to the [ERPS] . . . . (December 31, 2004 10-K, Note 7: Redeemable
         Preferred Stock, emphasis added)

Telos made similar statements equating the repayment terms of the ERPS and the Exchange Debentures in every single one of its 10-Ks for the past 15 years.

It was only after CBIII questioned Telos' SFAS 6 election and Exchange Debenture strategy in a letter (and in a subsequently-filed Form SC 13D/A) to Telos' auditors Goodman & Company, LLP ("Goodman") that Telos seriously considered whether its treatment of the ERPS was appropriate.

Interestingly, Telos reversed its misstatements with respect to reclassifying the ERPS obligation. In its September 30, 2005 Form 10-Q (filed late on November 21, 2005 due to "pending matters under review with the Company's independent accountants and attorneys") Telos acknowledged that it "correctly classified the entirety of its obligation to redeem the [ERPS] as a long-term obligation, but that the specific basis previously stated for such conclusion was not correct." Specifically, Telos recanted its previous justification for the long-term treatment of the obligation because the redemption of the Exchange Debentures, exactly like the redemption schedule of the ERPS, would require an initial redemption payment in December 2005, constituting a short-term liability.

In correcting its first mistake, Telos then made a second mistake by citing a new, and equally erroneous justification for its long-term treatment of the ERPS obligations.(1) Telos referred to a Senior Credit Facility Agreement with Wells Fargo Foothill, Inc. (the "Credit Facility") which supposedly prohibits any redemption or payment of dividends on any Telos stock so long as the Credit Facility is outstanding and unpaid. Telos argued the Credit Facility prohibits redemption of the ERPS and payment of dividends for more than twelve months, and thus its ERPS-related obligations are properly considered long-term.

Telos' reasoning does not make logical sense. Telos points to Accounting Research Bulletin No. 43 ("ARB 43") and argues that its obligations on the ERPS are not "due and payable," either because it cannot make the required December 2005 redemption of the ERPS or pay accrued dividends on those shares due to restrictions in the Credit Facility, or because it does not have the requisite "legally available funds" under Maryland law.

Whether or not the Credit Facility or Maryland law requires Telos to delay payment on the ERPS is completely irrelevant to the accounting treatment of those obligations. Telos is required by the terms of the ERPS themselves to redeem those shares and pay accrued dividends as of December 2005. Telos' intent and ability to pay is irrelevant for the purposes of analyzing whether or not there is an obligation to pay, and when that obligation comes due.(2) Telos' absurd justification in its 10-Q, if taken to its logical extreme, would suggest that Telos need not even classify the ERPS as a liability on its balance sheet unless and until the Credit Facility expires and Telos has legally available funds to redeem the ERPS and pay accrued dividends. The fact that Telos does not go this far illustrates the dangerous inconsistency in its treatment of the
ERPS: namely Telos' concession that its ERPS-related obligations are, in fact, liabilities under SFAS 150.

Second, Telos' arguments under Financial Accounting Standards Board Statement No. 78 ("FASB 78") are grossly misplaced. SFAS 78 applies only to "callable obligations," which are obligations that are "long-term obligations that are or will be callable by the creditor either because the debtor's violation of a provision of the debt agreement at the balance sheet date makes the obligation callable or because the violation, if not cured within a specified grace period, will make the obligation callable." As discussed above, the ERPS are not long-term obligations but rather short-term obligations, and the redemption and accrued dividend payment obligations arise on behalf of the ERPS holders without any need for them to "call."

--------------------
(1) Our client notes with interest that Ms. Nakazawa, in her capacity as CFO, did not certify Telos' September 2005 10-Q, while Mr. Wood did. CBIII looks forward to questioning Ms. Nakazawa regarding the reasons for this omission when the lawsuit proceeds to the discovery phase.

(2) Telos made similar arguments before with respect to the ERPS, and they were rejected as "nonsensical." In a 1998 lawsuit (Telos Corporation v. Cede & Co., U.S. District Court for the Eastern District of Virginia, Civ. No. 97-439-A) Telos argued that the ERPS holders did not have the right to elect their Class D directors (as provided for in the terms of the securities), because Telos had not defaulted on its payments to the ERPS holders. Telos argued that even though it had failed to make any payments of dividends on the ERPS, it was not in default because Telos did not have legally available funds under Maryland law, and therefore the dividends on the ERPS were not due and owing in such a way as to trigger the election of the Class D directors. The court unequivocally disagreed with Telos and held that Telos' dividend arrearages on the ERPS were due and owing, regardless of Telos ability to pay those dividends as a result of its lack of available funds under Maryland law.

CBIII is deeply disturbed by Mr. Wood's certification of Telos' new justifications to improperly reclassify the ERPS on Telos' balance sheet, neither of which provides a rationale consistent with GAAP and GAAS. GAAP require that a company's financial disclosures must fully and fairly present the results and financial position of the issuer. Telos and Goodman's attempt to divert attention from what is clearly, by the terms ERPS, a mandatory short-term obligation to redeem and pay accrued dividends on the ERPS, amounts to a wrongful attempt to defeat the overriding fairness principle of GAAP.

III. Conflicts of Interest

Telos recently received the final report from a so-called "independent committee on capital restructuring" whose purpose was to investigate possible resolutions of Telos' failure to redeem the ERPS and to pay the accrued dividends on those shares. On November 3, 2005 Telos' Board of Directors accepted the recommendation of the independent committee to pursue a restructure or repurchase of the ERPS at a "significant discount." Our client believes it is significant that the two material misstatements in Telos' financial statements identified above both relate to the value of the ERPS, and would serve to reduce the value of the ERPS in any negotiation of such a "significant discount."

Such a course of action directly benefits you and the other common stockholders of Telos at the expense of the more senior ERPS holders. Telos' Board of Directors approved this strategy despite the fact that you and many others of Telos' directors are common stockholders, therefore exacerbating the intractable conflict of interest between Telos' Board of Directors and the ERPS holders as first acknowledged in a February 18, 1994 13E--3 filed with the SEC stating that a "holder [such as any officer or director of Telos] of any class of Common Stock could be deemed to have interests which conflict with those of the holders of [ERPS]." CBIII also believes it is significant that the two executive officers who certified the materially misstated Telos financial statements have an admitted conflict of interest with the ERPS holders, yet nevertheless certified financial statements that materially misstated the ERPS position to the financial benefit of those same executive officers.

These same conflicts of interest are evidenced in the wrongful appointment of Mr. Stewart and Mr. Owsley to the Board of Directors in response to our client's lawsuit. Mr. Stewart and Mr. Owsley were not appointed in accordance with Telos' established procedures. On the back of these wrongful appointments, the Board established a suspect Special Litigation Committee headed by a defendant to the lawsuit that is supposedly being investigated. All the while Telos' officers and directors who are common shareholders benefit from materially misstated financial disclosures at the expense of the more senior ERPS holders.

You are in serious breach of your fiduciary duties to Telos. Among other possible legal consequences, your actions constitute a violation of Maryland Code, Corps. & Assn's ss. 2-405.1 and Sarbanes-Oxley. To address our client's concerns, and in accordance with the provisions of Sarbanes-Oxley, CBIII demands that within 30 days you take the following actions:

    (1)  Immediately resign your position with Telos and its subsidiaries;
    (2) Disgorge any cash bonuses, as well as any other incentive-based or equity-based compensation paid to you from Telos or its subsidiaries in the previous 12 months, including but not limited to any stock options granted to you; and
    (3) Disgorge any profits realized from the sale of securities of Telos within the past 12 months.

While our client believes it has no obligation to make a formal demand on Telos before bringing these additional claims, our client nevertheless hereby makes its formal demand in the event that a court should determine such a demand to be necessary.

A failure to respond to CBIII, to take appropriate measures as enumerated above and to report such actions in detail to us no later than 30 days from receipt of this letter will result in our client pursuing appropriate legal and equitable relief.


Very truly yours,


---------------------------
Lewis T. Stevens

                                                                    EXHIBIT 99.9

                      Owsley Letter dated December 27, 2005

                      [Letterhead of Warner Stevens L.L.P.]


December 27, 2005

VIA DHL OVERNIGHT DELIVERY
--------------------------

Mr. Thomas L. Owsley
c/o DLA Piper Rudnick Gray Carey US LLP
6225 Smith Avenue
Baltimore, Maryland 21209

Dear Mr. Owsley,

We represent Costa Brava Partnership III, L.P. ("CBIII"), the owners of certain instruments denominated "12% Cumulative Exchangeable Redeemable Preferred Stock" ("ERPS") of Telos Corporation ("Telos") and the Plaintiff in Cause No. 24-C-05-009296, styled Costa Brava Partnership III, L.P. v. Telos Corporation, et al. (the "Lawsuit"). We write as a result of the form 8-K filing of Telos filed on or about December 22, 2005.

As an initial item of concern, it appears that your appointment to the Telos Board of Directors (the "Board") lacks compliance with Telos' by-laws. According to Telos' by-laws, the Board is initially capped at 6 members, and the Board may only be expanded and new directors appointed by resolution adopted by the affirmative vote of a majority of the whole Board. Upon information and belief, there was no such vote either expanding the Board or approving your appointment. These concerns apply equally to Mr. Bruce Stewart, whose appointment to the Board also appears to be in violation of Telos' by-laws. Given these concerns, it is unclear how you and Mr. Stewart may properly sit on the Special Litigation Committee (the "Committee") appointed by the Board.

Moreover, our client is particularly concerned with the inclusion of Mr. Bruce Stewart in the Committee. As we are sure you are aware, Mr. Stewart is a named defendant in the Lawsuit. Accordingly, our client questions the Committee's ability to truly conduct a good faith investigation of the claims asserted in the Lawsuit, as well as the role(s) of the named Defendants with respect to these claims.

Finally, the concerns underlying the claims in the Lawsuit were raised with the Board prior to the filing of the Lawsuit. Despite having an adequate opportunity to do so, the Board chose not to respond to our client. While our client welcomes a good faith investigation of the concerns outlined in the Lawsuit, given the belated (and questionable) appointment of the Committee (and its membership), our client does question Telos and the Board's true motivation. Accordingly, we will vigorously oppose any efforts by the Board or Telos to delay the Lawsuit as a result of the appointment of the Committee.

Despite the foregoing concerns, and without waiving same, our client presumes that the Committee does intend to conduct a good faith investigation of the concerns raised in the Lawsuit. To that end, we have enclosed additional correspondence which we have delivered to the Board, the Audit Committee and Mr.

Wood and Ms. Nakazawa outlining additional items of concern. We anticipate that your investigation will include speaking with our client and this firm regarding these concerns and we certainly will welcome such efforts. However, our client will also be closely monitoring the Committee's investigation and will vigorously pursue litigation if this investigation is not conducted in good faith.



Very truly yours,


---------------------------
Lewis T. Stevens

LTS/dgh